FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 1-14396

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Translation of registrant’s name into English)

17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ..............

Information furnished on this form:

Announcement made by the Registrant on October 25, 2007, informing that Asia Satellite Telecommunications Company Limited (“AsiaSat”), an indirectly wholly-owned subsidiary of the Registrant, entered into a share purchase agreement with TVG Phoenix Investment Limited (“TVG”) to acquire TVG’s entire shareholding of 27.99% in SpeedCast Holdings Limited (‘SpeedCast”).

EXHIBIT

Exhibit Number		Page
1.1	Announcement, dated October 25, 2007, issued by the Registrant on the share purchase agreement entered into between AsiaSat and TVG relating to TVG’s equity interest in SpeedCast	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Satellite Telecommunications Holdings Limited (Registrant)
Date: October 25, 2007
By: /s/ Peter Jackson Peter Jackson Chief Executive Officer